As Filed With The Securities and Exchange Commission On December 10, 2007
Registration No. 000-52810
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 1 to
FORM 10-SB
GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934
MUST HAVES, INC.
(Name Of Small Business Issuer In Its charter)

FLORIDA	05-0597678
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1507 Presidential Way, North Miami Beach, Florida	33179
(Address of Principal Executive Offices)	(Zip Code)
(305) 469-4178
Issuer’s telephone number
Copies of notices and other communications should be sent to:

Stella Gostfrand	Joel D. Mayersohn, Esq.
Must Haves, Inc.	Arnstein & Lehr LLP
1507 Presidential Way	200 E. Las Olas Boulevard, Suite 200
North Miami Beach, FL 33179	Fort Lauderdale, Florida 33301
Telephone: (305) 469-4178	Telephone: (954) 713-7600
Facsimile: (305) 466-8388	Facsimile: (954) 713-7700
Securities to be registered pursuant to section 12(b) of the act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED	EACH CLASS IS TO BE REGISTERED
N/A	N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
     Some of the statements in this Form 10-SB are forward-looking statements about what may happen in the future. Forward looking statements include statements regarding our current beliefs, goals, and expectations about matters such as our expected financial position and operating results, our business strategy, and our financing plans. The forward-looking statements in this Form 10-SB are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events. The forward-looking statements generally can be identified by the use of terms such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely” or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.
     Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations for various reasons. You should review carefully all information, including the discussion of risk factors in Part I, Item 2 along with the financial statements and the notes to the financial statements included in this Form 10-SB. The forward-looking statements in this Form 10-SB are made only as of the date of this Form 10-SB and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.
     Throughout this Form 10-SB, the terms “Must Haves”, the “Company”, “we,” “our,” and “us” refer to Must Haves, Inc., a Florida corporation.
PART I
ITEM 1. DESCRIPTION OF BUSINESS
     At the present time, there is no public market for the common stock of Must Haves and our common stock is not traded on any exchange. Must Haves is filing this registration statement on Form 10-SB under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to provide current public information to the investment community. Once this filing on Form 10-SB becomes effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the Securities and Exchange Commission (the “SEC”). This Registration Statement on Form 10-SB and other reports and other information we file subsequently can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov. Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

     We will make available and voluntarily provide paper copies, free of charge upon written request at the address on the cover of this Registration Statement on Form 10-SB, a copy of this Registration Statement on Form 10-SB, and subsequently our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.
     Our principal office is located at 507 Presidential Way, North Miami Beach, Florida 33179. Our phone number is (305) 469-4178; our fax number is (305) 466-8388. Our website is http://www.www.stellag.com.
The Company
     Incorporated in Florida in March 2004, Must Haves is in the business of designing and manufacturing ladies apparel accessories consisting of beaded and jeweled bra straps that hook or snap into traditional bras, camisoles and tank tops. The idea for accessorized bra straps was born of frustration of having bra straps showing when wearing a tank or halter-top, which are wardrobe staples in the South Florida climate. Rather than exposing plain elastic or plastic straps, Stella made a bra strap of strung beads with the traditional hooks to snap into a strapless bra. She wore the beaded straps to her children’s school and, after numerous comments and inquiries from other mothers, Stella began designing and selling the beaded straps by word of mouth. Demand exceeded expectation and Stella recruited Rose Gostfrand, her mother-in-law to help in the distribution of the straps that continued by word of mouth and through local a beauty salon. Marketing and sales of the straps were extended to local boutiques in the high profile shopping areas of South Beach, Aventura, Fort Lauderdale and Boca Raton.
     Our products are made by hand with high quality plastic, crystal and imitation gemstone beads. The beads are threaded one at a time on a rubber string that acts in place of a typical bra strap. We place a hook at the end of each strap to secure into a regular or strapless bra. Due to demand and the labor intensive nature of hand beading each strap, the Company began outsourcing manufacturing to one or more just in time manufacturing facilities in the Philippines.
     Outsourcing manufacturing has allowed us to minimize labor costs, inventory storage, processing times and backlog. The beads, crystals and other materials we use are available from numerous domestic and foreign sources with which we have no long-term purchase commitments or exclusive contracts. We have continued to outsource our production as it continues to make financial sense to do so. The low cost and high quality labor we have in the Philippines would make it difficult to produce domestically.
     We have created numerous designs that we believe appeal to women of all ages and are constantly creating different designs to bring to the marketplace. Must Haves currently offers over 30 designs and is capable of creating custom designs and fulfilling orders of any quantity. Retail prices for our products range from $35 for simple designs to $60 for elaborate designs made with crystals.
Trademarks
     The bra straps are designed by Stella Gostfrand and marketed under “Jewelry For Your Shoulders” and the registered trademarks, “Straps By Stella G.” and “Stella G.”. As of the date of this Form 10-SB, we have not applied for federal registration of the mark “Jewelry For Your Shoulders”. No registration is required in order to establish rights to a trademark and we believe we have obtained unlimited common law trademark rights through actual use of the mark in connection with our business for as long as we use the mark. However, we may lose common law rights over time if we stop using the mark, another party establishes superior common law or statutory rights in the mark through use or registration, or the mark falls into the public domain due to many other parties using the mark.
     We obtained federal trademark registrations for our primary marks “Straps By Stella G.” and “Stella G.” by filing applications with the United States Patent and Trademark Office on November 5, 2004. The applications were approved and the marks registered on May 16, 2006, bearing Serial Number 78511966/Registration Number 3092474 for “Straps by Stella G.” and Serial Number 78512023/Registration Number 3092475 for “Stella G.”. The registrations provide protection from unauthorized use of our marks for a period of ten years from the registration dates, subject to (1) our filing an Affidavit of Use for each mark (a) between 2010 and 2011, and (b) within the year before the end of the ten-year period after the date of registration. We may also renew our registrations for an additional ten-year period subject to our filing a renewal application within the year before the expiration date of the registrations.

Sales and Marketing
     From August 2004 to March 2005, we were involved in a limited joint venture with lingerie manufacturer On Gossamer that featured “Straps by Stella G.” on On Gossamer lingerie products sold in Bloomingdales, Nordstroms and Macy’s. Our limited joint venture with On Gossamer terminated in March 2005.
     Our products are currently sold in more than 50 local and national boutiques spread out all over the country and are also sold in Illinois, New Jersey, New York, Texas and Canada through non-exclusive representatives. The boutiques that purchase our products are generally small, trendy, specialty shops that cater to the fashion conscience consumer. Orders from boutiques and representatives are open purchase orders and, generally, are processed, manufactured and delivered C.O.D. to the boutique or representative within 5-7 business days of receipt of the purchase order. We are not dependent on any single boutique or representative and no single boutique or representative accounts for 10% or more of our revenue. Our products are sold at wholesale to boutiques and through non exclusive representatives who receive a commission of 20% on retail purchases.
     Our products are marketed to women of all ages. Our marketing efforts initially started as word of mouth that was and continues to be effective. We also engage cold calling techniques by knocking on doors of potential boutiques. Our products have been featured in local media and the straps were named one of Bloomingdales top ten “hottest items for summer” during our On Gossamer joint venture, which brought us national exposure.
     We intend to increase business by building our base of boutiques and selling product through our website that we are currently redesigning to allow online transactions. Our ultimate goal is to establish the Stella G. name brand and to apply Stella G. to other women’s fashion accessories. We anticipate opening our own boutique in a fashionable area of Miami to showcase our products and will seek joint ventures with other fashion accessories vendors to expand our market reach.
Competition/Seasonality
     The women’s apparel accessories market is highly competitive due to the low cost of raw materials and low market entry costs. The growth opportunities within the women’s apparel and accessories market has encouraged the entry of many new competitors, ranging from local artisans to a few large, well known and established specialty retailers. We compete with small, localized boutique designers selling similar products in retail stores, but the majority of our competitors offer similar products through a variety of websites. Our competition also includes small to large manufacturers including our former joint collaborator, On Gossamer, which developed a line of similar straps once our relationship terminated in March 2005. These types of competitors generally distribute product to accessory retailers of all sizes and traditional department store retailers.
     We believe our primary competitors are considerably larger and/or have substantially greater financial, marketing and other resources;however, we are not aware of any competitor that is using print or other media to advertise similar products or to direct consumers to their websites or retail outlets. Although our competitors are numerous and range in size, we believe that our products stand due to the unique designs and higher quality of the materials we use to manufacture our straps.
     We expect there to be fluctuations in our net sales from quarter to quarter, with the highest net sales generally coming just before summer and during the end of the year holiday season in the second and fourth quarters of our fiscal year.
Employees
     Stella Gostfrand, our President, is our only employee.
ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion and analysis addresses the major factors that affected our results of operations and financial condition reflected in our audited financial statements for the periods ended December 31, 2005 and December 31, 2006 and our unaudited financial statements for the six months ended June 30, 2006 and June 30, 2007 and the nine months ended September 30, 2006 and September 30, 2007. This discussion is intended to supplement and highlight information contained in, and should be read in conjunction with, our financial statements and related notes and the selected financial data presented elsewhere in this report. We reported net income of $323 and $1,527 for the periods ended December 31, 2005, December 31, 2006, a net loss of $(87,176) for the six months ended June 30, 2007, and a net loss of $(104,599) for the nine months ended September 30, 2007.

Results of Operations for the Period ended December 31, 2006 as Compared to the Period ended December 31, 2005
Net Income
     Our principal source of revenue comes from selling our beaded and jeweled bra straps. Due to the seasonality of ladies’ apparel and accessories, we expect that our income and expenses will fluctuate from period to period. Revenue for December 31, 2006 was $52,110, a 36% decrease from $81,163 in revenue for the year ended December 31, 2005. This decrease in revenue was due to a reduction in sales following termination of our limited joint venture with On Gossamer in 2005. The cost of revenue for December 31, 2006 was $14,503 or 27% of revenue as compared to $39,686 or 46% of revenue for the period ended December 31, 2005. The cost of revenue as a percentage of revenue decreased from 2005 to 2006, due to cost savings experienced in 2005 associated with the joint venture.
     Our general and administrative fees for the year ended December 31, 2006 were $36,080, an overall decrease of 15% as compared to $41,154 for the period ended December 31, 2005.
     The following table summarizes the components of our income and expenses, and the changes in those components for the periods ended December 31, 2005 and December 31, 2006.

	December 31,	December 31,	Change from Prior
	2006	2005	Period
	(audited)	(audited)	Amount	%
Revenue	$52,110	$81,163	$(29,053)	(36)%

Cost of Revenue	$14,503	$39,686	$(25,183)	(67)%

Cost of Revenue as a Percentage of Revenue	27%	46%

Gross Profit	$37,607	$41,477	$(3,870)	(9)%

General and Administrative Expenses	$36,080	$41,154	$(5,074)	(12)%

Net Income/(Loss)	$1,527	$323	$1,204	373%
Results of Operations for the Six Months ended June 30, 2007 as Compared to the Six Months ended June 30, 2006
Net Income
     Revenue for June 30, 2007 was $6,013, a 77% decrease from $26,055 in revenue for the six months ended June 30, 2006. The cost of revenue for the six months ended June 30, 2007 was $4,440 or 74% of revenue as compared to $7,452 or 29% of revenue for the six months ended June 30, 2006.

     General and administrative expenses for the six months ended June 30, 2007 were $88,749, as compared to $17,824 for the six months ended June 30, 2006. The increase was due to professional fees incurred for legal and accounting expenses in connection with the preparation of this Form 10-SB.
     The following table summarizes the components of our income and expenses, and the changes in those components for the six months ended June 30, 2007 and June 30, 2006.

			Change from Prior
	June 30, 2007	June 30, 2006	Six Month Period
	(unaudited)	(unaudited)	Amount	%
Revenue	$6,013	$26,055	$(20,042)	(77)%
Cost of Revenue	$4,440	$7,452	$(3,012)	(40)%
Cost of Revenue as a Percentage of Revenue	74%	29%
Gross Profit	$1,573	$18,604	$(17,031)	(92)%
General and Administrative Expenses	$88,749	$17,824	$70,925	398%
Net Income/(Loss)	$(87,176)	$780	$(87,956)	(1129)%
Results of Operations for the Nine Months ended September 30, 2007 as Compared to the Nine Months ended September 30, 2006
Net Income
     Revenue for September 30, 2007 was $13,115, a 67% decrease from $39,083 in revenue for the nine months ended September 30, 2006. The cost of revenue for the nine months ended September 30, 2007 was $6,892 or 52% of revenue as compared to $11,177 or 29% of revenue for the nine months ended September 30, 2006.

General and administrative expenses for the nine months ended September 30, 2007 were $110,822, as compared to $26,569 for the nine months ended September 30, 2006. The increase was due to professional and consulting expenses incurred in connection with filing the Form 10-SB          .
     The following table summarizes the components of our income and expenses, and the changes in those components for the nine months ended September 30, 2007 and September 30, 2006.

			Change from Prior
	September 30, 2007	September 30, 2006	Nine Month Period
	(unaudited)	(unaudited)	Amount	%
Revenue	$13,115	$39,083	$(25,968)	67%
Cost of Revenue	$6,892	$11,177	$(4,285)	38%
Cost of Revenue as a Percentage of Revenue	52%	28%		29%
Gross Profit	$6,223	$27,905	$(21,682)	78%
General and Administrative Expenses	$110,822	$26,569	$84,253	317%
Net Income/(Loss)	$(104,599)	$1,337	$(105,936)	7923%
Liquidity and Capital Resources
     During 2005 and 2006, we funded capital requirements through operations and loans from our founder. As of December 31, 2006, we had a cash balance of $5,598 as compared to our cash balance of $8,209 at December 31, 2005. For the six months ended June 30, 2007 we had a cash balance of $27,980. For the nine months ended September 30, 2007, we had a cash balance of $14,537.
     Net cash provided by operating activities was $23,389 for the period ended December 31, 2006 as compared to $8,127 for the year ended December 31, 2005. The increase in cash provided by operations resulted primarily from an increase in accounts receivables and accrued liabilities, offset by a decrease in inventory costs in 2006. Net cash used in financing activities was ($26,000) for the period ended December 31, 2006 as compared to ($7,409) for the year ended December 31, 2005. The increase in cash used in financing activities resulted primarily from payments of dividends of $74 and $10, 381 for the periods ending December 31, 2005 and December 31, 2006, respectively, to our founder and President, Stella Gostfrand.
     Net cash from operating activities was $(25,118) for the six months ended June 30, 2007 as compared to $11,694 for the six months ended June 30, 2006. This decrease was the result of a net loss in income due to professional fees incurred for legal and accounting expenses in connection with the preparation of this Form 10-SB, as well as the issuance of stock valued at $65,000 for professional services rendered. Net cash from financing activities was $47,500 for the six months ended June 30, 2007 as compared to $(13,000) for the six months ended June 30, 2006. The increase in financing activities was due to a private placement during the first and second quarters of 2007 that raised aggregate gross proceeds of $47,500 from stock subscriptions.
     Net cash from operating activities was $(38,561) for the nine months ended September 30, 2007 as compared to $17,541 for the nine months ended September 30, 2006. This decrease was due to the net loss in income incurred due to professional fees incurred for legal and accounting services in connection with the filing of Form 10-SB and expenses paid on behalf of Mrs. Gostfrand for contributed services and facilities. Net cash from financing activities was $47,500 for the nine months ended September 30, 2007 as compared to $(19,501) for the nine months ended September 30, 2006. The increase was the result of proceeds from the sale of stock during the nine months ended September 30, 2007 and disbursements made in prior year toward the repayment of loans and distributions to Mrs. Gostfrand.
     We believe that cash flow from operations and proceeds obtained from our private offering will be sufficient to fund operations for the next 12 months. However, we may require additional cash resources due to changing business conditions or other future developments, including our proposed expansion or any acquisitions we may decide to pursue. Our founder has committed to providing additional funds through loans if funding is not available from any commercial lenders or other sources; however we cannot give assurance that Mrs. Gostfrand will make such funds available or that we will enter into any new commitment, or that the terms of any such commitments will be on terms favorable to us. We may, if necessary, conduct a private placement or public offering of our stock to raise capital.

Off Balance Sheet Arrangements
     None.
Risk Factors
     The following discussion and analysis contains various forward-looking statements. These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward looking terminology such as “may,” “expect,” “anticipate,” “estimates” or “continue” or use of negative or other variations of comparable terminology. Management cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those contained in forward looking statements, that these forward looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in forward looking statements.
     We are a development stage company, formed in March 2004 with one employee and nominal revenues and operating history upon which you have any basis to evaluate our ability to achieve our business objectives.
     We have one employee, our founder, designing, marketing and selling our products in small boutiques and through several non-exclusive representatives. We currently lack the sales personnel and experience to market and distribute our products through larger outlets and to date we have conducted no negotiations, nor do we have any arrangements or understandings with any volume distributor or large retailer. Unless we hire additional personnel to help in our marketing efforts and unless we expand our markets and distributions channels, we may not be able to effectively market our products and generate significant revenues. There can be no assurance that we will be able to hire adequate sales personnel or that we will develop relationships with wholesalers, distributors and retailers and establish significant channels of distribution; therefore, we may never achieve adequate revenues or profitability and can provide no assurances that investors will see a return of part or all of their investment.
     We expect to incur increased costs as a result of becoming a reporting company.
     As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as amended, as well as new rules subsequently implemented by the Securities and Exchange Commission have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Also, we are in the process of implementing corporate governance standards, disclosure controls and financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company and we expect the implementation costs and engagement of professionals to assist in the implementation to be prohibitive in the short term. Our failure to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, could harm our business and operating results. Unless we offset these additional costs by decreasing other expenses and/or increasing revenue, we may not be able to absorb these costs and may have to delay our growth plans which could adversely affect our operations.
     The lack of experience of our sole officer in managing a reporting company may put us at a competitive disadvantage.
     Our sole officer has not managed a publicly traded company and has no experience complying with the increasingly complex laws pertaining to public companies. She may not successfully or efficiently manage our transition into a public company that will be subject to significant regulatory oversight and reporting obligations under federal securities laws. In particular, these new obligations will require substantial attention from our management and her attention away from the day-to-day management of our business, which could materially and adversely impact our business operations. We intend to hire additional executive level employees, but there can be no assurance that our current or future management will be able to implement and affect programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance, and reporting requirements. Our failure to do so could lead to penalties, loss of trading liquidity, and regulatory actions and further result in the deterioration of our business.

     Our business activities are capital intensive and we will require additional working capital and substantial revenues before we sustain our operations from revenues alone.
     In order to grow our business, we will need to undertake a comprehensive marketing and branding campaign that we cannot sustain without additional personnel and working capital to supplement our revenues, assuming we generate revenues. Even if we achieve revenues, such revenues must be adequate to support our growing operations. We will require substantial revenues to sustain our operations in the absence of outside working capital or investment. We may never realize revenues, and if we do, such revenues may never be sufficient to sustain our operations absent additional working capital from third parties and investors. If we cannot grow our revenues such that our operations are not self-sustaining, we will require working capital, and there can be no assurance that we will be able to secure additional capital or on terms which will not be objectionable to us, including substantial dilution to our shareholders. If we are unable to obtain additional capital we may be unable to operate and as a result, investors could lose the entire value of their investment in our securities. Even if we are able to raise capital, such capital may require us to issue common stock or other securities that would be dilutive to investors’ proportionate interest in our company.
     We are substantially dependent on the services of our founder and creator of our proprietary product, Stella Gostfrand.
     Our success depends largely on the skills of our founder and President, Stella Gostfrand. The loss of the services of Mrs. Gostfrand in the future could have a material, adverse affect on the implementation of our plan of operation, results of operations and future liquidity. There can be no assurances that we will be able to replace Mrs. Gostfrand in the event her services become unavailable. To help offset any adverse effects upon the loss of the services of our founder, we may acquire key person life insurance on Mrs. Gostfrand in an amount and term to be determined by our directors.
     We have not entered into a substantial distribution agreement and currently have no means to distribute our product other than through C.O.D. arrangements with local and national boutiques and through representatives.
     We have not entered into fulfillment contracts with any of the boutiques or representatives that purchase our products. We do not require purchasers to order a minimum quantity and all orders are delivered cash on delivery to all purchasers except one to whom we extend 30 day payment terms. In order to expand our markets, we may need to procure an agreement with one or more distributors to distribute our products to the larger retail outlets. We may not find a distributor or agree on terms favorable to the Company. Even if we identify a suitable distributor and enter into an agreement, there are no assurance that in the future such third-party distribution capabilities will be sufficient to satisfy our requirements, that interruptions or delays in manufacturing or distribution will not adversely affect our operations, or that alternative manufacturing sources and distribution networks will be available to us on commercially acceptable terms or at all.
     If we are unsuccessful in protecting our intellectual property or if we infringe upon the rights of others, we could increase competition and expose ourselves to claims for damages.
     Our future success remains dependent upon our ability to obtain, maintain and enforce our materially important trademarks, particularly those critical to our product image. We obtained federal trademark registrations for our primary marks “Straps By Stella G.” and “Stella G.” by filing applications with the United States Patent and Trademark Office; however, we have not applied for federal registration of the mark “Jewelry For Your Shoulders” and currently rely on rights afforded under common law through actual use of the mark in connection with our business. While we are afforded some protections for our registered marks, we may lose common law rights over time if we stop using the “Jewelry For Your Shoulders” mark, or another party establishes superior common law or statutory rights in the mark through use or registration, or the mark falls into the public domain due to many other parties using the mark. We may lose the rights afforded under our registered marks if we fail to file Affidavits of Use or renew our registrations prior to expiration in 2014. Further, although we remain actively engaged in protecting all of our material assets, there can be no assurance that these assets will not be challenged by third parties, invalidated or designed around, or that they will provide protection that has ongoing commercial significance in the United States or abroad. It must also be noted that any related litigation will likely be costly and time-consuming and there can be no assurance of a favorable outcome. There can also be no assurance that our actions will not inadvertently infringe upon the proprietary rights of others, thereby subjecting us to remedial or punitive sanctions. Any failure on our part to successfully protect these material assets, to avoid inadvertently infringing upon the proprietary rights of others, or to successfully obtain trademarks in the future, may have a material adverse impact on our business, and as a result, on our results of operations, liquidity and cash flows.
     Our success in the ladies apparel and accessories markets depends on our ability to create and maintain brand awareness for our products.
     There can be no assurance that our products will achieve a level of market acceptance that will be profitable for us. We believe that the acceptance of our products will depend on our ability to (i) effectively market our products; (ii) price and sell the products in a manner that is appealing to customers; (iii) develop and maintain a favorable reputation among our customers and key businesses that would promote our products; and (iv) withstand downturns in the general economic environment or conditions that would slow sales of our products. If we fail to promote and maintain our brand in the market, our businesses, operating results, financial condition and our ability to attract customers will be materially adversely affected. We may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. We can offer no assurances that we will be successful in establishing awareness of our brand allowing us to compete in the ladies apparel and accessories marketplace. The importance of brand recognition will continue to increase because low barriers of entry to the industries in which we operate may result in an increased number of direct competitors. To promote our products, we may be required to continue to increase our financial commitment to creating and maintaining brand awareness; however we cannot make assurances that we will generate a corresponding increase in revenue to justify these costs.
     Our failure to anticipate and respond to fashion trends within our industry could result in a significant amount of unsold inventory that would negatively impact our revenues.
     Our planned product line is fashion and trend driven. We cannot guarantee that we will be successful in anticipating consumer tastes and references. If we misjudge the market for our proposed product line, we may be faced with a loss of popularity for our products, resulting in a significant amount of unsold inventory or returns, which would negatively impact our revenues.

     We compete with global manufacturers and large distributors of ladies apparel and accessories that have high volume distribution channels and sell directly in large department and specialty stores.
     Our most significant competitors are any and all accessories companies and fashion houses who are larger than us, have substantially greater financial resources and have already established their brand identity within the marketplace. Our success in the ladies apparel and accessories market depends on our ability to create and maintain brand awareness for our product offerings. Competitive factors include quality, price, style, design, creativity, consistency, availability of shelf space, and service. Among our competitors are companies with substantially greater experience, financial resources, manufacturing capabilities, and/or name recognition than the Company. This may require a significant amount of capital to allow us to market our products and establish brand recognition and customer loyalty. We can offer no assurances that we will be successful in establishing awareness of our brand or that establishing brand awareness will allow us to compete successfully with other ladies apparel and accessories manufacturers and distributors.
     Any trouble dealing with suppliers could slow the supply of vital raw materials to manufacture our apparel accessories that could adversely affect sales and reduce operating performance.
     We buy materials primarily from foreign suppliers with whom we have no long-term purchase commitments or exclusive contracts. We are dependent on these suppliers to deliver beads, crystals and other materials on time and according to specifications. Significant delivery delays or delivery of defective materials could have a material adverse effect upon the scheduling of production and consequently our ability to make timely delivery of products to our customers. If we experience problems with respect to supplier fulfillment and retention or if any of our key vendors experience business interruptions, we may have difficulty in obtaining materials on acceptable terms and fulfilling orders in a timely manner. This could result in decreased revenue which could materially, adversely affect operations.

     We rely on outsourced labor in the Philippines. Any inability to retain qualified workers or to avoid high turnover and work disruptions could adversely affect our operations and ability to fulfill orders.
     We believe that we can minimize costs by outsourcing labor in and to countries like the Philippines that have a relatively large pool of skilled and unskilled labor suitable for our production needs. Other than our agreement with the Pilipino manufacturing company, we have not entered into agreements with any third party manufacturers for outsourced production. If we cannot handle production orders or deliver according to contract, we may experience a short-term adverse effect and, potentially, a long term adverse effect if alternative manufacturers are not timely identified and retained.
     If a third party manufacturer fails to use acceptable labor practices, we might have delays in shipments or face joint liability for violations, resulting in decreased revenue and increased expenses.
     While we will require any third party manufacturers to operate in compliance with applicable laws and regulations, we will have no control over the ultimate actions of third party manufacturers. Violations of labor or other laws by a third party manufacturer engaged by us or the divergence of a third party manufacturer’s labor practices from those generally accepted as ethical in the United States, could interrupt, or otherwise disrupt the shipment of products to us or our clients and/or damage our reputation. Any of these, in turn, could have a material adverse effect on our financial condition and results of operations.
     Our President, as principal shareholder, beneficially owns approximately 77% of our outstanding common stock.
     As majority shareholder, she will be able to elect all directors, and to dissolve, merge or sell our assets or otherwise direct our affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impede a merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control in the Company, which in turn could harm the market price of our common stock.

     There is currently no public market for our securities and there is limited transferability of our securities which means investors may not be able to sell their securities.
     Currently, there is no trading market for any of our securities. Although we contemplate developing a market for our common stock in the future, there can be no assurance that a market for our securities will be created or, if such a market is created, that it will be sustained. Further, our securities are not registered under the Securities Act of 1933, as amended (the “Securities Act”) or under the securities laws of any state or other jurisdiction. As a result, our common stock can be transferred without registration under the Securities Act or, if applicable, the securities laws of any state or other jurisdiction only if such registration is not required because of an applicable exemption from registration. Compliance with the criteria for securing exemptions under the Securities Act and the securities laws of several of the states is extremely complex, especially in respect to those exemptions affording flexibility and the elimination of trading restrictions in respect to securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws. In the absence of a public market and the foregoing transfer restrictions, investors will not be able to liquidate their investment and may have to hold our securities indefinitely.
ITEM 3. DESCRIPTION OF PROPERTY
     We do not own or lease real estate or personal property.
ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
     As of September 30, 2007, we have authorized 10,000,000 shares of common stock, no par value, of which 4,975,000 shares were issued and outstanding and 1,000,000 shares of preferred stock, no par value, of which no shares are issued and outstanding. The following table sets forth certain information regarding beneficial ownership of the our common stock as of September 30, 2007, held by any person known to the Company to be the beneficial owner of 5% or more of the Company’s outstanding common stock, by each executive officer and director, and by all directors and executive officers as a group. Each person or entity named in the table has sole voting power and investment power with respect to all shares of capital stock listed as owned by that person or entity.

Beneficial Owner	Number	%
Stella Gostfrand (1)	3,850,000	77%
1507 Presidential Way North Miami Beach, FL 33179

Robert Stein	500,000	10%
5150 Genesta Avenue Encino, CA 91316

Officers and Directors as a group (1 person)	3,850,000	77%

(1)	Mrs. Gostfrand is the sole officer and director of Must Haves. Her 3,850,000 shares are held in her name individually.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
     The following table sets forth certain information regarding our sole executive officer and director as of September 30, 2007. Directors are elected annually and serve until the next annual meeting of shareholders or until their successors are elected and qualify. Pursuant to our Bylaws, officers are elected by our board of directors and their terms of office are at the discretion of our board. We have not entered into any employment agreements with our executive officer.

Name	Age	Position
Stella Gostfrand	37	President, Director
     Stella Gostfrand serves as President of the Company and is the sole director and officer of the Company. Prior to founding Must Haves, Mrs. Gostfrand was a licensed real estate agent from 1994 to 2002. She attended Auburn University and currently chairs the volunteer program at The Kesher School for children with learning differences.
Board of Directors
     Our Board of Directors currently consists of one member. Our Bylaws provide that our board shall consist of not less than one individual and not more than seven individuals. The terms of directors expire at the next annual shareholders’ meeting. Each shareholder is entitled to vote the number of shares owned by him for as many persons as there are directors to be elected. Shareholders do not have a right to cumulate their votes for directors.
Committees
     We have not established any committees. Our President, Stella Gostfrand, reviews the professional services provided by our independent auditors, the independence of our auditors from our management, our annual financial statements and our system of internal accounting controls. Mrs. Gostfrand is not considered a “financial expert.” We have no qualified financial experts at this time because we have inadequate financial resources at this time to hire such an expert.
Transactions with Promoters
     Other than dividends in the amount of $74 for 2005 and $10,381 in 2006 paid to Stella Gostfrand, there are no assets, money, property, contracts, options or rights of any kind received or to be received by any promoter, directly or indirectly, from the Company. Except for unsecured, non-interest bearing loans from Mrs. Gostfrand, the Company has not, nor shall receive assets, money, property, contracts, options or rights of any kind from any promoter.

     No director, executive officer, promoter or control person of the Company has been involved in any petitions for bankruptcy filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time. There are no criminal convictions or pending criminal proceedings against the above persons. There are no orders, judgments or decrees limiting their activity in any type of business, securities or banking activities. No officer, director or employee has been involved in civil litigation in a securities matter or has been found to have violated Securities or Commodities Future Trading laws.
ITEM 6. EXECUTIVE COMPENSATION
     Since inception, our founder and sole officer and director has received no salary for her services, has not received such compensation in the past, and is not accruing any compensation pursuant to any employment agreement with the Company. The Company has not adopted any retirement, pension, profit sharing, stock option or insurance programs or other similar programs for the benefit of employees.
ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
     Must Haves was founded by Stella Gostfrand and her mother-in-law, Rose Gostfrand. In December 2006, Rose Gostfrand resigned as officer and director and transferred her 50% interest to Stella Gostfrand. During 2005 and 2006, Stella Gostfrand loaned funds in the aggregate amount of $11,609 to the Company to be used as working capital. The loans have no stated interest and are due upon demand.
ITEM 8. DESCRIPTION OF SECURITIES
     At incorporation, our articles authorized the issuance of 200 shares of capital stock, $1.00 par value, of which our founders, Stella Gostfrand and Rose Gostfrand each owned 100 shares. In December 2006, Rose Gostfrand transferred her shares to Stella and resigned as officer and director of the Company. In February 2007, Stella, as sole director and shareholder authorized an increase to the Company’s authorized capital stock, provided for blank check preferred stock, changed the par value and implemented a 1 for 1:19,250 forward stock split. Neither the shareholders nor the sole director have authorized the issuance of any securities, whether debt or equity, other than the securities described below.
Common Stock
     We currently have authorized 10,000,000 shares of common stock, no par value, of which 4,975,000 shares were issued and outstanding as of September 30, 2007. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Holders of our common stock are entitled to receive dividends at the discretion of our Board of Directors. Upon liquidation, dissolution or winding up of the Company, holders of common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding preferred stock. The holders of our common stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.
Preferred Stock
     We have authorized 1,000,000 shares as preferred stock, no par value per share, of which no shares are issued and outstanding. Our amended and restated articles of incorporation provide that the board of directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Florida, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any preferred stock, nor to adopt any series, preferences, or other classification of preferred stock.
Florida Anti-Takeover Statutes
     Florida has enacted legislation that may deter or frustrate a take-over of a Florida corporation. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority of the corporation’s disinterested shareholders. Must Haves has expressly elected to be governed by this provision. The Florida Affiliated Transactions Act generally requires super majority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than ten percent of the outstanding voting shares of the corporation (or their affiliates). Must Haves has expressly elected not to be governed by this provision.
Transfer Agent and Registrar
     The Company acts as its own transfer agent and registrar.
PART II
ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
Market Information
     Our securities are not traded on any exchange or quotation system. Although we have not yet determined the timing of doing so, we anticipate that following the filing of a selling security holders registration statement, our common stock will be quoted on either the Over The Counter Bulletin Board (“OTCBB”) or the “pink sheets” published by the National Quotation Bureau, Inc. (“Pink Sheets”). In general there is greater liquidity for traded securities on the OTCBB, and less through quotation in the Pink Sheets. In order for our common stock to trade on the OTCBB, a registered broker-dealer, known as the market maker, must be willing to list bid or sale quotations, sponsor the Company for listing on the Bulletin Board and file an application on our behalf to make a market in our securities. We have not, as of this date, contacted a market maker for sponsorship of our securities on the OTCBB and we can make no assurances that we will be able to obtain a market maker for our securities. Securities that are quoted in the Pink Sheets do not have any listing requirements and can be difficult to buy and sell due to the potential for low and sporadic trading activity.
     It is not possible to predict where, if at all, our common stock will be traded following qualification of our securities for trading. Even if our common stock is accepted for quotation, it is not certain that an orderly market will develop. The trading markets, if any, may be influenced by many factors, including the depth and liquidity of the market for such securities, developments affecting our business generally, the impact of the factors discussed under Part I, Item 1 in under the sub-section titled “Risk Factors”, investors’ perceptions of our company and its business, our operating results, our dividend policies and general economic and market conditions.
     As of the date of this Form 10-SB, we have no common equity (i) subject to outstanding options or warrants to purchase, or securities convertible into, common equity of Must Haves; (ii) that could be sold pursuant to Rule 144 under the Securities Act or that Must Haves has agreed to register under the Securities Act for sale by security holders; or (iii) that is being, or has been publicly proposed to be, publicly offered by Must Haves.
Number of Stockholders
     As of September 30, 2007, there were 4,975,000 shares of common stock issued and outstanding to 53 shareholders.
Dividends
     The payment of dividends is within the discretion of the Board of Directors and will depend upon Must Haves’ future earnings, if any, its capital requirements, financial condition and other relevant factors. In 2006, we paid dividends to our founder and President, Stella Gostfrand in the amount of $74 for 2005 and $10,381 in 2006; however we do not anticipate paying any dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, for working capital and to finance current operations and expansion of our business.
ITEM 2. LEGAL PROCEEDINGS
     None.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
     None.
ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
1)	In February 2007, we issued an aggregate of 500,000 shares of our common stock, valued at $50,000.00, to Robert Stein in exchange for consulting services rendered to the Company in lieu of cash for payment. We also issued an aggregate of 150,000 shares to Arnstein & Lehr LLP valued at $15,000.00, for legal services rendered in lieu of cash for payment. All of the shares were issued upon reliance on on the exemption from registration contained in Section 4(2) of the Securities Act. No advertising or general solicitation was employed in offering the shares and no underwriters were involved in either transaction. Mr. Stein and Joel Mayersohn, an attorney with the firm of Arnstein & Lehr LLP, were closely acquainted with the Company’s business plan and proposed activities at the time of issuance. Each is an accredited investor and possessed information on the Company necessary to make an informed investment decision. The securities were offered for investment only and not for the purpose of resale or distribution, and the certificates representing the shares contain a restricted legend.

2)	From February 1, 2007 through June 26, 2007, we conducted a private placement and sold an aggregate of 475,000 shares of common stock at $.10 per share to 49 investors for a total raise of $47,500 less offering expenses in the aggregate amount of $1,000. These sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (a) was purchasing for investment and not with a view to distribution; and (b) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares. All such sales were made without the aid of underwriters and no sales commissions were paid.
ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
     Our Bylaws and Florida law contain provisions relating to the indemnification of officers and directors. Generally, they provide that we may indemnify any person who was or is a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except for an action by or in right of our company, by reason of the fact that he is or was a director, officer, employee or agent of our company. It must be shown that he acted in good faith and in a manner that he reasonably believed to be in or not opposed to our best interests. Generally, no indemnification may be made where the person has been determined to be negligent or guilty of misconduct in the performance of his duty to our company.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of the issue.

Must Haves, Inc.

PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-1

FINANCIAL STATEMENTS

Balance Sheets	F-2

Statements of Income	F-3

Statements of Changes in Stockholders’ Equity	F-4

Statements of Cash Flows	F-5

Notes to Financial Statements	F-6 - F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors and shareholders of
     Must Haves, Inc.
We have audited the accompanying balance sheets of Must Haves, Inc. as of December 31, 2006 and 2005 and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Must Haves, Inc. for December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ Jewett, Schwartz, Wolfe & Associates
Hollywood, Florida
January 24, 2007
2514 HOLLYWOOD BOULEVARD, SUITE 508 • HOLLYWOOD, FLORIDA 33020 • TELEPHONE (954) 922-5885 • FAX
(954) 922-5957 MEMBER — AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
• FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • PRIVATE COMPANIES PRACTICE SECTION OF THE AICPA
• REGISTERED WITH THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD OF THE SEC

MUST HAVES, INC.
BALANCE SHEETS
DECEMBER 31,

	2006	2005
ASSETS

Current assets:

Cash	$5,598	$8,209

Accounts receivable	2,718	5,983

Inventory	8,774	5,206

	17,090	19,398
Total Assets	$17,090	$19,398

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable and accrued expenses	$11,430	$1,265

Loans from shareholder	3,185	8,424

Total Liabilities	14,615	9,689

Commitments and contingencies

Stockholders’ Equity

Preferred stock, no par value, 1,000,000 authorized shares No shares issued and outstanding	24,200	12,200
Common stock: no par value, 10,000,000 authorized shares, 3,850,000 shares Issued and outstanding and additional paid in capital

Accumulated deficit	(21,725)	(2,491)

Total stockholders’ equity	2,475	9,709

Total Liabilities and Stockholders’ Equity	$17,090	$19,398
See accompanying notes to the financial statements.

MUST HAVES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31,

	2006	2005
REVENUE	$52,110	$81,163

COST OF REVENUE	14,503	39,686

GROSS PROFIT	37,607	41,477

General and administrative expense	36,080	41,154

Total expense	36,080	41,154

Net income	$1,527	$323

Weighted average shares oustanding — basic and diluted	3,850,000	3,850,000

Earnings per share — basic and diluted	$.00	$.00
See accompanying notes to the financial statements.

MUST HAVES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31,

	Common Stock
	Shares Issued
	and Outstanding	Additional Paid	Accumulated	Total
	no par value	in Capital	Deficit	Equity
Balance, January 1, 2005	3,850,000	$200	$(2,666)	$(2,466)

Distributions			(148)	(148)

Capital Contributions from stockholder		12,000		12,000

Net income			323	323

Balance, December 31, 2005	3,850,000	12,200	$(2,491)	$9,709

Distributions			(20,761)	(20,761)

Net income			1,527	1,527

Capital Contributions from Stockholder		12,000		12,000

Balance, December 31, 2006	3,850,000	$24,200	$(21,725)	$2,475
See accompanying notes to the financial statements.

MUST HAVES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

	2006	2005
Cash Flows from Operating Activities:

Net income	$1,527	$323

Adjustments to reconcile net income to net cash provided by operating activities:

Capital contributed by stockholder for operations	12,000	12,000

Changes in operating assets and liabilities:

Accounts receivable	3,265	(5,960)

Inventory	(3,568)	1,979

Accrued liabilities	10,165	(215)

Net cash provided by operating activities	23,389	8,127

Cash Flows from Financing Activities:

Repayments to shareholders	(5,239)	(7,261)

Net shareholder distributions	(20,761)	(148)

Net cash used in financing activities	(26,000)	(7,409)

Net increase (decrease) in cash	(2,611)	718

Cash, Beginning of Year	8,209	7,491

Cash, End of Year	$5,598	$8,209

Supplemental Disclosures:

Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—
See accompanying notes to the financial statements.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Must Haves, Inc. (the Company) is a Florida corporation that was established during 2004. The Company designs and sells ladies clothing accessories from its location in North Miami.

Revenue Recognition

The Company presents revenue in accordance with the provision of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized upon delivery and acceptance of goods. Since goods must be accepted at delivery, subsequent sales returns are minimal. Should such a situation arise, the Company’s policy is to exchange the product. The Company’s source of revenue is from the sale of its clothing accessories. No single customer is responsible for 10% or greater of the Company’s revenues during any period.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2006 and 2005, cash and cash equivalents include cash on hand and cash in the bank.

Accounts Receivable

Substantially all of the Company’s accounts receivable is due from customers located within the United States. Judgments are made with respect to the collectibility of account receivable based on historical experience and current economic trends. The Company considers all accounts receivable fully collectible, therefore no allowance for doubtful accounts has been made as of December 31, 2006 and 2005.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Inventory

Inventories consist of ladies accessories and related supplies. It is stated at the lower of cost or market; determined using the first-in, first-out (FIFO) cost method. Due to the nature of the inventory, the Company has not made an allowance for obsolete inventory at December 31, 2006 and 2005, as all pieces are expected to be sold or can be interchanged with other styles.

Cost of revenue

Cost of revenue consists of materials, supplies, contract labor, shipping and delivery costs. The fair value of contributed facilities by the Company’s sole employee are also included as a cost of revenue.

General and administrative expense

General and administrative expense includes professional fees, bank and credit card service charges, travel, telephone and office expense. The fair value of contributed services by the Company’s sole employee are also recorded as general and administrative expense.

Income Taxes

Federal and state income tax regulations do not require a Sub Chapter S Corporation to pay income taxes. Rather each member’s allocable share of the Company’s profit or loss is reported in each member’s individual income tax return. Accordingly, no provision or liability for income taxes is reflected in the accompanying financial statements.

During January 2007, the Company elected to change its filing status to a C Corporation. At that time, the Company will elect to use the liability method for income taxes, as required by Statement of Financial Accounting Standard (SFAS) 109 “Accounting for Income Taxes”. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities will be measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company will also establish a valuation allowance when it is more likely than not that the deferred tax assets will not be realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2006 and 2005 the Company believes that there has been no impairment of its long-lived assets.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and accounts receivable. The carrying amount of these financial instruments has been estimated by management to approximate fair value.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Recent Accounting Pronouncements

Accounting Changes and Error Corrections

In May 2005, the Financial Accounting Standards Board (FASB) issued SFAS No. 154, “Accounting Changes and Error Corrections” (SFAS 154), which replaces Accounting Principles Board (APB) Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements — An Amendment of APB Opinion No. 28.” SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 in the first quarter of fiscal year 2007 and does not expect it to have a material impact on its consolidated results of operations and financial condition.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 provides guidance for using fair value to measure assets and liabilities. SFAS 157 addresses the requests from investors for expanded disclosure about the extent to which a company measures its assets and liabilities at fair value, the information used to measure fair value and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and will be adopted by the Company in the first quarter of fiscal year 2009. The Company is unable at this time to determine the effect that its adoption of SFAS 157 will have on its results of operations and financial condition.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Accounting for Uncertainty in Income Taxes

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The cumulative effects, if any, of applying FIN 48 will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company is required to adopt it in the first quarter of fiscal year 2008. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its results of operations and financial condition and is not currently in a position to determine such effects, if any.

Taxes Collected and Remitted to Governmental Authorities

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3 (EITF 06-3), “How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation).” EITF 06-3 applies to any tax assessed by a governmental authority that is directly imposed on a revenue producing transaction between a seller and a customer. EITF 06-3 allows companies to present taxes either gross within revenue and expense or net. If taxes subject to this issue are significant, a company is required to disclose its accounting policy for presenting taxes and the amount of such taxes that are recognized on a gross basis. The Company currently presents such taxes net. EITF 06-3 is required to be adopted during the first quarter of fiscal year 2008. These taxes are currently not material to the Company’s financial statements.

Accounting for Rental Costs Incurred During a Construction Period

In September 2006, the FASB issued FASB Staff Position No. FAS 13-1 (As Amended), “Accounting for Rental Costs Incurred during a Construction Period” (FAS 13-1). This position requires a company to recognize as rental expense the rental costs associated with a ground or building operating lease during a construction period, except for costs associated with projects accounted for under SFAS No. 67, “Accounting for Costs and Initial Rental Operations of Real Estate Projects.” FAS 13-1 is effective for reporting periods beginning after December 15, 2005 and was adopted by the Company in the first quarter of fiscal year 2007. The Company’s adoption of FAS 13-1 will not materially affect its results of operations and financial position.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Considering the Effects of Prior Year Misstatements

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each on a company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, and will be adopted by the Company in the first quarter of fiscal year 2007. The Company does not expect the adoption of SAB 108 to have a material impact on its results of operations and financial condition

FSP FAS 123(R) -5

FSP FAS 123(R)-5 was issued on October 10, 2006. The FSP provides that instruments that were originally issued as employee compensation and then modified, and that modification is made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees, then no change in the recognition or the measurement (due to a change in classification) of those instruments will result if both of the following conditions are met: (a). There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b). All holders of the same class of equity instruments (for example, stock options) are treated in the same manner.

The provisions in this FSP shall be applied in the first reporting period beginning after the date the FSP is posted to the FASB website. The Company does not expect the adoption of FSP FAS 123(R)-5 to have a material impact on its consolidated results of operations and financial condition

NOTE 2.	LOANS FROM STOCKHOLDER

During 2005 and 2006, one stockholder has loaned funds to the Company to be used as working capital as needed. The loans have no stated interest and are due upon demand. The balance of the loans as of December 31, 2006 and 2005 was $3,185 and $8,424, respectively. In lieu of a stated interest rate, the Company imputes interest at 8% based on the average loan balance. As a result, the Company has recorded interest expense of $255 and $675 for the years ended December 31, 2006 and 2005, respectively.

NOTE 3.	CAPITAL CONTRIBUTION

During 2005 and 2006, the Company recorded a total of $24,000 as contributed capital from its sole officer and employee. This amount represents the fair value of services and facilities contributed by the officer to the Company for each year.

Fair value was determined as follows: (a) Facilities expense consists of the cost of storing the inventory and related materials. It is based upon the square footage of the area used for storage compared to the total square footage. (b) Contributed services were valued at the approximate cost that the Company would have incurred with a part time employee.

NOTE 4.	SUBSEQUENT EVENTS

Change in corporate status

In 2007, the Company has changed its corporate status from an S Corporation to a C Corporation.

Change in capital structure

On February 2, 2007, the shareholders approved an increase in the authorized common stock from 200 shares to 10,000,000 shares, reduced the par value of common stock from $1 to no-par value and authorized 1,000,000 shares of preferred stock at no-par value. The shareholders approved a one-for-19,250 common stock split.

As a result, we have retroactively reflected all changes to this capital structure in the financial statements presented. All references to per share amounts in the financial statements reflect the stock split.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007
Must Haves, Inc.

PAGE
FINANCIAL STATEMENTS

Balance Sheet	F-12

Statements of Operations	F-13

Statements of Cash Flows	F-14

Statements of Changes in Stockholders’ Equity	F-15

Notes to Financial Statements	F-16 - F-18

MUST HAVES, INC.
BALANCE SHEET
June 30, 2007

2007
ASSETS

Current Assets

Cash	$27,980

Accounts receivable	3,440

Inventory	8,767

Total current assets	40,187

TOTAL ASSETS	$40,187

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities

Accounts payable	$3,203

Stockholders’ loan	3,185

Total current liabilities	6,388

Stockholders’ equity

Preferred stock, no par value, 1,000,000 authorized shares No shares issued and outstanding	—

Common stock, no par value,10,000,000 authorized shares 4,975,000 shares issued and outstanding	—

Additional paid in capital	120,975

Accumulated deficit	(87,176

Total Stockholders’ Equity	33,799

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$40,187

MUST HAVES, INC.
STATEMENTS OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
REVENUE	$5,214	$13,027	$6,013	$26,055

COST OF REVENUE	2,975	3,725	4,440	7,452

GROSS PROFIT	2,239	9,302	1,573	18,604

General and administrative	8,835	8,912	88,749	17,824

Net income (loss)	(6,596)	$390	$(87,176)	$780

Weighted average shares outstanding — basic and diluted	4,865,000	3,850,000	4,865,000	3,850,000

Earnings per share — basic and diluted	$(0.00)	$0.00	$(0.02)	$0.00

MUST HAVES, INC.
STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30,

	2007	2006
Cash Flows from Operating Activities:

Net income (loss)	$(87,176)	$780

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Shares issued for consulting	65,000	—

Capital contributed by stockholder	6,000	6,000

Changes in operating assets and liabilities

Accounts receivable	(722)	1,632

Inventory	7	(1,784)

Accounts payable	(8,227)	5,066

Net cash provided by (used in) operating activities	(25,118)	11,694

Cash Flows from Financing Activities:

Repayment to stockholders	—	(2,620)

Net stockholder distributions	—	(10,380)

Proceeds from the sale of stock	47,500	—

Net cash provided by (used in) financing activities	47,500	(13,000)

Net increase (decrease) in cash	22,382	(1,306)

Cash — beginning of year	5,598	8,209

Cash — end of the period	$27,980	$6,903

Supplemental Disclosures:

Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

MUST HAVES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2007

	Common Stock
		Additional
	Shares Issued	Paid in	Accumulated	Total
	and Outstanding	Capital	Deficit	Equity
Balance at January 1, 2005	$3,850,000	$200	$(2,666)	$(2,466)

Distributions	—	—	(148)	(148)

Contributions from stockholders	—	12,000		12,000

Net Income			323	323

Balance at December 31, 2005	3,850,000	$12,000	$(2,491)	$9,709

Distributions	—	—	(20,761)	(20,761)

Capital Contributions		12,000		12,000

Net Income	—	—	1,527	1,527

Balance at December 31, 2006	3,850,000	$24,200	$(21,725)	$2,475

Constructive distribution of S Corporation retained earnings		(24,200)	21,725	(2,475)

Capital contribution from stockholder		8,475		8,475

Stock issued for consulting	650,000	65,000	—	65,000

Common stock issued	475,000	47,500	—	47,500

Net Loss	—	—	(87,176)	(87,176)

Balance at June 30, 2007	4,975,000	$120,975	$(87,176)	$33,799

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Must Haves, Inc. (the Company) is a Florida corporation that was established during 2004. The Company designs and sells ladies clothing accessories from its location in North Miami.

Interim Financial Statements

The accompanying interim unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of June 30, 2007 and the related operating results and cash flows for the interim period presented have been made. The results of operations of such interim period are not necessarily indicative of the results of the full year. This financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006. There have been no changes in significant accounting policies since December 31, 2006.

Revenue Recognition

The Company presents revenue in accordance with the provision of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized upon delivery and acceptance of goods. Since goods must be accepted at delivery, subsequent sales returns are minimal. Should such a situation arise, the Company’s policy is to exchange the product. The Company’s source of revenue is from the sale of its clothing accessories. No single customer is responsible for 10% or greater of the Company’s revenues during any period.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and during the reporting period. Accordingly, actual results could differ from those estimates.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At June 30, 2007, cash and cash equivalents include cash on hand and cash in the bank.

Accounts Receivable

Substantially all of the Company’s accounts receivable is due from customers located within the United States. Judgments are made with respect to the collectibility of account receivable based on historical experience and current economic trends. The Company considers all accounts receivable fully collectible, therefore no allowance for doubtful accounts has been made as of June 30, 2007.

Inventory

Inventories consist of ladies accessories and related supplies. It is stated at the lower of cost or market; determined using the first-in, first-out (FIFO) cost method. Due to the nature of the inventory, the Company has not made an allowance for obsolete inventory at June 30, 2007, as all pieces are expected to be sold or can be interchanged with other styles.

Cost of revenue

Cost of revenue consists of materials, supplies, contract labor, shipping and delivery costs. The fair value of contributed facilities by the Company’s sole employee are also included as a cost of revenue.

General and administrative expense

General and administrative expense includes professional fees, bank and credit card service charges, travel, telephone and office expense. The fair value of contributed services by the Company’s sole employee are also recorded as general and administrative expense.

Income Taxes

The Company uses the liability method for income taxes as required by SFAS No. 109 “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Impairment of Long-lived Assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2007

be recovered. At June 30, 2007 the Company believes that there has been no impairment of its long-lived assets.

Fair Value of Financial Instruments

The Company’s financial instruments include cash and accounts receivable. The carrying amount of these financial instruments has been estimated by management to approximate fair value.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

NOTE 2.	LOANS FROM STOCKHOLDER

The Company has borrowed funds from one stockholder to be used as working capital. The loans have no stated interest and are due upon demand. The average balance of the loan as of September 30, 2007 was $3,185. In lieu of a stated interest rate, the Company imputes interest at 8% based on the average loan balance. As a result, the Company has recorded interest expense of $192 for the nine months ended September 30, 2007.

NOTE 3.	STOCKHOLDERS’ EQUITY

Change in capital structure

On February 2, 2007, the shareholders approved an increase in the authorized common stock from 200 shares to 10,000,000 shares, reduced the par value of common stock from $1 to no-par value and authorized 1,000,000 shares of preferred stock at no-par value. The shareholders approved a one-for-19,250 common stock split.

As a result, we have retroactively reflected all changes to this capital structure in the financial statements presented. All references to per share amounts in the financial statements reflect the stock split.

Common stock issued for services

During February 2007, the Company issued 650,000 shares of common stock for services rendered, in connection with the above reorganization. The fair value of the services rendered is valued at $65,000, which is based upon the contractual value of the services rendered.

Common stock issued

During June 2007, the Company issued 475,000 shares of common stock at no par value for total proceeds of $47,500.

Must Haves, Inc.
Interim Financial Statements
September 30, 2007

PAGE
FINANCIAL STATEMENTS

Balance Sheet	F-20

Statements of Operations	F-21

Statements of Changes in Stockholders’ Equity	F-22

Statements of Cash Flows	F-23

Notes to Financial Statements	F-24 - F-27

MUST HAVES, INC.
BALANCE SHEET

September 30,
2007
ASSETS
Current Assets
Cash	$14,537
Accounts receivable	5,406
Inventory	9,076

Total current assets	29,019

TOTAL ASSETS	$29,019

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$6,458
Loans from stockholder	3,185

Total current liabilities	9,643

Stockholders’ equity
Preferred stock, no par value, 1,000,000 authorized shares No shares issued and outstanding	—
Common stock, no par value,10,000,000 authorized shares 4,975,000 shares issued and outstanding	—
Additional paid in capital	123,975
Accumulated deficit	(104,599)

Total stockholders’ equity	19,376

TOTAL LIABILITES AND STOCKHOLDERS’ EQUITY	$29,019

The accompanying notes are an integral part of these financial statements.

MUST HAVES, INC.
STATEMENTS OF OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006
REVENUE	$7,103	$13,028	$13,115	$39,083

COST OF REVENUE	2,452	3,726	6,892	11,177

GROSS PROFIT	4,651	9,302	6,223	27,905

General and administrative	18,685	8,856	110,822	26,569

Income (loss) from operations	(14,034)	446	(104,599)	1,337

Provision (benefit) from income taxes	—	—	—	—

Net income (loss)	$(14,034)	$446	$(104,599)	$1,337

Weighted average shares outstanding — basic and diluted	4,671,069	3,850,000	4,671,069	3,850,000

Earnings per share — basic and diluted	$(0.00)	$0.00	$(0.02)	$0.00

The accompanying notes are an integral part of these financial statements.

MUST HAVES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

	Common Stock
	Shares Issued and		Retained Earnings
	Outstanding No par	Additional Paid	(Accumulated
	value	in Capital	Deficit)	Total Equity
Balance at January 1, 2005	3,850,000	$200	$(2,666)	$(2,466)

Distributions	—	—	(148)	(148)
Capital contribution from stockholder		12,000	—	12,000
Net income	—	—	323	323

Balance at December 31, 2005	3,850,000	$12,200	$(2,491)	$9,709

Distributions	—	—	(20,761)	(20,761)
Capital contribution from stockholder		12,000	—	12,000
Net income	—	—	1,527	1,527

Balance at December 31, 2006	3,850,000	$24,200	$(21,725)	$2,475

Constructive distribution of S Corporation retained earnings		(24,200)	21,725	(2,475)
Capital contribution from stockholder		2,475		2,475
Shares issued for consulting	650,000	65,000	—	65,000
Common stock issued	110,000	110,000		11,000
Common stock issued	365,000	36,500	—	36,500
Capital contribution from stockholder		9,000		9,000
Net loss	—	—	(104,599)	(104,599)

Balance at September 30, 2007	$4,975,000	$123,975	$(104,599)	$19,376

The accompanying notes are an integral part of these financial statements.

MUST HAVES, INC.
STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30,

	2007	2006
Cash Flows from Operating Activities:
Net income (loss)	$(104,599)	$1,337
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Shares issued for consulting services	65,000	—
Contributed capital from stockholder	9,000	9,000
Changes in operating assets and liabilities
Accounts receivable	(2,688)	2,448
Inventory	(302)	(2,676)
Accounts payable	(4,972)	7,433

Net cash used in operating activities	(38,561)	17,541

Cash Flows from Financing Activities:
Repayment to stockholders	—	(3,930)
Net stockholder distributions	—	(15,571)
Proceeds from the sale of stock	47,500	—

Net cash provided by (used in) financing activities	47,500	(19,501)

Net increase (decrease) in cash	8,939	(1,960)

Cash — beginning of year	5,598	8,209

Cash — end of the period	$14,537	$6,249

Supplemental Disclosures:
Cash paid for interest	$—	$—

Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Background

Must Haves, Inc. (the Company) is a Florida corporation that was established during 2004. The Company designs and sells ladies clothing accessories from its location in North Miami.

Going Concern
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred a net loss of $104,599 for the nine months ended September 30, 2007. In addition, as of September 30, 2007, the Company has not developed a substantial source of revenue.

Interim Financial Statements
The accompanying interim unaudited financial information has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of September 30, 2007 and the related operating results and cash flows for the interim period presented have been made. The results of operations of such interim period are not necessarily indicative of the results of the full year. This financial information should be read in conjunction with the Financial Statements and Notes thereto included in the Company’s Annual Report on Form 10-SB for the year ended December 31, 2006. There have been no changes in significant accounting policies since December 31, 2006.

Revenue Recognition
The Company presents revenue in accordance with the provision of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met: Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured. Revenue is recognized upon delivery and acceptance of goods. Since the Company’s primary customers are

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

direct suppliers and goods must be accepted at delivery, sales returns are minimal. Should such a situation arise, the Company’s policy is to exchange the product.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At September 30, 2007, cash and cash equivalents include cash on hand and cash in the bank.

Accounts Receivable
Substantially all of the Company’s accounts receivable is due from customers located within the United States. Judgments are made with respect to the collectibility of account receivable based on historical experience and current economic trends. The Company considers all accounts receivable fully collectible; therefore no allowance for doubtful accounts has been made as of September 30, 2007.

Inventory
Inventories consist of ladies accessories and related supplies. It is stated at the lower of cost or market; determined using the first-in, first-out (FIFO) cost method. Due to the nature of the inventory, the Company has not made an allowance for obsolete inventory at September 30, 2007, as all pieces are expected to be sold or can be interchanged with other styles.

Cost of revenue
Cost of revenue consists of materials, supplies, contract labor, shipping and delivery costs. The fair value of contributed facilities by the Company’s sole employee are also included as a cost of revenue.

General and administrative expense
General and administrative expense includes professional fees, bank and credit card service charges, travel, telephone and office expense. The fair value of contributed services by the Company’s sole employee are also recorded as general and administrative expense.

Income Taxes The Company uses the liability method for income taxes as required by SFAS No. 109 “Accounting for Income Taxes.” Under this method, deferred tax assets and

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when it is more likely than not that the deferred tax assets will not be realized. The Company has established a 100% valuation and, therefore, no provision or benefit from taxes has been recorded in the Statement of Operations.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

Impairment of Long-lived Assets
The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2007 the Company believes that there has been no impairment of its long-lived assets.

Fair Value of Financial Instruments
The Company’s financial instruments include cash and accounts receivable. The carrying amount of these financial instruments has been estimated by management to approximate fair value.

Earnings Per Share
Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company.

NOTE 2.	LOAN FROM STOCKHOLDER

The Company has borrowed funds from one stockholder to be used as working capital. The loans have no stated interest and are due upon demand. The average balance of the loan as of September 30, 2007 was $3,185. In lieu of a stated interest rate, the Company imputes interest at 8% based on the average loan balance. As a result, the Company has recorded interest expense of $192 for the nine months ended September 30, 2007.

NOTE 3.	STOCKHOLDERS’ EQUITY

Change in capital structure

MUST HAVES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2007

On February 2, 2007, the shareholders approved an increase in the authorized common stock from 200 shares to 10,000,000 shares, reduced the par value of common stock from $1 to no-par value and authorized 1,000,000 shares of preferred stock at no-par value. The shareholders approved a one-for-19,250 common stock split.

As a result, we have retroactively reflected all changes to this capital structure in the financial statements presented. All references to per share amounts in the financial statements reflect the stock split.

Common stock issued for services
During February 2007, the Company issued 650,000 shares of common stock for services rendered, in connection with the above reorganization. The fair value of the services rendered is valued at $65,000, which is based upon the contractual value of the services rendered.

Common stock issued During June 2007, the Company issued 475,000 shares of common stock at no par value for total proceeds of $47,500.

PART III
ITEM 1. INDEX TO EXHIBITS
(2)	CHARTER AND BYLAWS:
2.1	Amended and Restated Articles of Incorporation of Must Haves, Inc. (1)

2.2	Bylaws of Must Haves, Inc. (2)
(3)	INSTRUMENTS DEFINING THE RIGHTS OF SECURITY HOLDERS:
3.1	Form of Common Stock Certificate of Must Haves, Inc. (3)

(1)	Previously filed as Exhibit Number 3.2 with Form 10-SB12G Registration Statement, September 14, 2007, Commission File No. 000-52810; incorporated herein by reference.

(2)	Previously filed as Exhibit Number 3.3 with Form 10-SB12G Registration Statement on September 14, 2007, Commission File No. 000-52810; incorporated herein by reference.

(3)	Previously filed as Exhibit Number 4 with Form 10-SB12G Registration Statement, on September 14, 2007, Commission File No. 000-52810; incorporated herein by reference.

III-1

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized this December 10, 2007.

MUST HAVES, INC.
/s/ Stella Gostfrand
Stella Gostfrand
Principal Executive Officer and Principal Financial Officer

III-2